UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

      For Period Ended: March 31, 2002

      [ ]  Transition Report on Form 10-K
      [ ]  Transition Report on Form 20-F
      [ ]  Transition Report on Form 11-K
      [ ]  Transition Report on Form 10-Q
      [ ]  Transition Report on Form N-SAR
      For the Transition Period Ended:  _____________

Read attached instruction sheet before preparing form. Please print or type.

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

Ridgewood Hotels, Inc.
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Full Name of Registrant

Former Name if Applicable:

1106 Highway 124
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Address of Principal Executive Office (STREET AND NUMBER)

Hoschton, Georgia  30548
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)


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[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach extra sheets if needed.)

      The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended March 31, 2002 (the "Annual Report") due to the Registrant's recent change in independent accountants which has delayed the Registrant's preparation and review of the Annual Report. On June 19, 2002, the Registrant filed a Current Report on Form 8-K reporting under Item 4 of such report that, on June 12, 2002, the Registrant determined it would no longer engage Arthur Andersen LLP as the Registrant's independent public accountant and engaged Deloitte & Touche LLP as the Registrant's new independent accountants. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b).

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Henk H. Evers                    770                         434-3670
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         (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X] Yes [] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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


The Registrant expects to report a net loss of approximately $1.8 million for the year ended March 31, 2002 compared to a net loss of $400,000 for the year ended March 31, 2001. This change is due in part to the fact that the net loss for the year ended March 31, 2001 was offset by a gain from the sale of the Registrant's hotel property in Longwood, Florida during such year. In addition, the Registrant's estimated net loss for the year ended March 31, 2002, includes approximately $600,000 of loss relating to the Registrant's consolidation of the financial statements of Louisville Hotel, LLC during the year ended March 31, 2002.


                                    SIGNATURE

      Ridgewood Hotels, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    June 28, 2002

                                        By /s/ Peter M. Conboy
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                                               Peter M. Conboy
                                               Director of Finance & Accounting


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